82-3116

GREAT QUEST METALS LTD.

02 APR 25 AM 11:33

April 11, 2002

02028658

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA 20549

PROCESSED
MAY 01 2002
THOMSON FINANCIAL

Dear Sirs:

RE: Great Quest Metals Ltd. (the "Company")
Notice of 2002 Annual General Meeting & Record Date

In accordance with National Policy No. 41, please be advised that the Company's Annual General Meeting will be held on Tuesday, June 25, 2002 at 2:00 p.m. at 595 Howe Street, 10th Floor, Vancouver, British Columbia.

The record date for determining the members entitled to vote at this meeting is the close of business on May 10, 2002.

Yours truly,

GREAT QUEST METALS LTD.

Jennifer Nestoruk
Corporate Secretary

dlw 4/25

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com